EXHIBIT 21

LAKEHEAD PIPE LINE PARTNERS, L.P.
PRINCIPAL SUBSIDIARIES

The Registrant's principal subsidiary is Lakehead Pipe Line Company, Limited Partnership, a Delaware limited partnership, in which the Registrant has a 99% limited partner interest.